U.S. Securities and Exchange Commission

Washington, D.C. 20549

FORM N-17f-2

Certificate of Accounting of Securities and Similar

Investments in the Custody of

Management Investment Companies

Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

1. Investment Company Act File Number:				Date examination completed:

811-21435				June 30, 2017
2. State Identification Number:
AL	AK	AZ	AR	CA	CO
CT	DE	DC	FL	GA	HI
ID	IL	IN	IA	KS	KY
LA	ME	MD	MA	MI	MN
MS	MO	MT	NE	NV	NH
NJ	NM	NY	NC	ND	OH
OK	OR	PA	RI	SC	SD
TN	TX	UT	VT	VA	WA
WV	WI	WY	PUERTO RICO
Other (specify):
3. Exact name of investment company as specified in registration statement:

General Electric RSP Income Fund
4. Address of principal executive office: (number, street, city, state, zip code)

1600 Summer Street, Stamford, Connecticut 06905

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Trustees of

General Electric RSP U.S. Equity Fund and General Electric RSP Income Fund

We have examined management’s assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, that the General Electric RSP U.S. Equity Fund and General Electric RSP Income Fund (the “Funds”) complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 as of June 30, 2017. Management is responsible for the Funds’ compliance with those requirements. Our responsibility is to express an opinion on management’s assertion about the Funds’ compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Funds’ compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of June 30, 2017, and with respect to agreement of security purchases and sales, for the period from January 1, 2017 through June 30, 2017:

•	Confirmation of all securities maintained by State Street Bank & Trust Company (the “Custodian”);

•	Confirmation of all securities held by the Federal Reserve Bank of Boston and The Depository Trust Company in book entry form;

•	Reconciliation of all such securities to the books and records of the Funds and the Custodian

•	Agreement of 4 security purchases and 3 security sales since the date of the last exam from the books and records of the Funds to broker confirmations

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds’ compliance with specified requirements.

In our opinion, management’s assertion that the General Electric RSP U.S. Equity Fund and General Electric RSP Income Fund complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of June 30, 2017, with respect to securities reflected in the investment account of the Funds is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of the General Electric RSP U.S. Equity Fund and General Electric RSP Income Fund and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

BBD, LLP

Philadelphia, Pennsylvania

February 23, 2018

MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH CERTAIN

PROVISIONS OF THE INVESTMENT COMPANY ACT OF 1940

February 23, 2018

We, as members of management of the General Electric RSP U.S. Equity Fund and General Electric RSP Income Fund (the “Funds”), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, “Custody of Investments by Registered Management Investment Companies,” of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Fund’s compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of June 30, 2017, and for the period from January 1, 2017 through June 30, 2017.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of June 30, 2017, and for the period from January 1, 2017 through June 30, 2017 with respect to securities reflected in the investment accounts of the Funds.

General Electric RSP U.S. Equity Fund and
General Electric RSP Income Fund

/s/ Arthur A. Jensen
Arthur A. Jensen, Treasurer